UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38857

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Registered Director Offering and Concurrent Private Placement

On December 14, 2021, pursuant to a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors, AGM Group Holdings Inc., a British Virgin Islands company (the “Company”), closed (a) a registered direct offering (the “Registered Direct Offering”) for the sale of 2,898,552 shares of Class A ordinary shares (the “Shares”), par value $0.001 of the Company, and (b) a concurrent private placement (the “Private Placement” and collectively with the Registered Direct Offering, the “Offering”) for the sale of unregistered investor warrants (the “Investor Warrants”), with a term of 3.5 years immediately exercisable on the date of issuance to purchase an aggregate of up to 1,449,276 Class A ordinary shares at an exercise price of $8.30 per share (the “Investor Warrant Shares”). The Shares, the Investor Warrants, and the Investor Warrant Shares are collectively referred to as the “Securities.” The Company received gross proceeds from the sale of the Securities of approximately $20,000,000, before deducting placement agent fees and other Offering expenses. The Company intends to use the net proceeds from this Offering for working capital and general business purposes.

As previously disclosed in the Company’s current report on Form 6-K filed on December 13, 2021 with the U.S. Securities and Exchange Commission (the “SEC”), the Shares were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-236897), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2020 and declared effective on May 28, 2020 (the “Shelf Registration Statement”). The Company filed the prospectus supplement to the Shelf Registration Statement with the SEC on December 13, 2021. The Investor Warrants and the Investor Warrant Shares were issued to the investors in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The Offering was conducted pursuant to a placement agency agreement, dated December 10, 2021 (the “Placement Agency Agreement”), between the Company and FT Global Capital, Inc. (the “Placement Agent”). The Company paid the Placement Agent approximately $1,500,000 in commission which was equal to 7.5% of the aggregate gross proceeds raised in this Offering and $80,000 in offering expenses reimbursement. Additionally, the Company issued to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 202,899 Class A ordinary shares of the Company, equal to 7% of the aggregate number of Shares sold to the investors placed by the Placement Agent in this Offering. The Placement Agent Warrants have a term of 3.5 years from the date of issuance at an exercise price of $8.30 per share.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

On December 15, 2021, the Company issued a press release announcing the closing of the Offering.  A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2021

AGM GROUP HOLDINGS INC.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Co- Chief Executive Officer

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